United States securities and exchange commission logo





                             September 24, 2020

       Douglas Swirsky
       President and Chief Executive Officer
       Rexahn Pharmaceuticals, Inc.
       15245 Shady Grove Road, Suite 455
       Rockville, MD 20850

                                                        Re: Rexahn
Pharmaceuticals, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed September 16,
2020
                                                            File No. 333-239702

       Dear Mr. Swirsky:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       Exhibits

   1.                                                   In its consent filed as
Exhibit 99.5, Oppenheimer & Co. Inc. disclaims that it comes within the category of persons
whose consent is required under Section 7 of the Securities Act of
                                                        1933. Please obtain and
file a revised consent that does not include this disclaimer. Refer to Securities Act
Section 7(a) and Securities Act Rules CDI 233.01.
 Douglas Swirsky
Rexahn Pharmaceuticals, Inc.
September 24, 2020
Page 2

       You may contact Julie Sherman at (202) 551-3640 or Lynn Dicker at (202) 551-3616 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Dorrie Yale at (202) 551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameDouglas Swirsky
                                                           Division of
Corporation Finance
Comapany NameRexahn Pharmaceuticals, Inc.
                                                           Office of Life
Sciences
September 24, 2020 Page 2
cc:       William I. Intner, Esq.
FirstName LastName